FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

PERDIGÃO S.A. Public Company CNPJ n° 01.383.723/0001-27 Av. Escola Politécnica, n.º 760 São Paulo – SP	SADIA S.A. Public Company CNPJ n°20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia – SC

MATERIAL FACT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The Boards of Directors of PERDIGÃO S.A. (“PERDIGÃO” – BOVESPA PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” – BOVESPA: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI) and, together with PERDIGÃO, the “Companies” inform to their shareholders and the market that an association agreement (“Association Agreement”) has been executed today by and between both listed companies and the holding company HFF Participações S.A. (“HFF”), which will hold the majority of common shares issued by SADIA, in order to allow, by means of the successive transactions described below, the combination of the operations of PERDIGÃO and SADIA (“Association”).

From the Association will result BRF – Brasil Foods S.A. (“BRF”), with head offices in the city of Itajaí, Santa Catarina. The steps for the creation and implementation of the Association are described below.

The execution of the Association Agreement was approved by the Boards of Directors of PERDIGÃO and SADIA and its terms will be submitted for the adhesion of the shareholders of SADIA, which will become the shareholders of HFF (“HFF Adhering Shareholders”) and the common shareholders of PERDIGÃO that are signatories of the PERDIGÃO Voting Agreement (“PERDIGÃO Adhering Shareholders”).

The effectiveness of certain obligations set forth under the Association Agreement shall be subject to: (i) the adhesion by the PERDIGÃO Adhering Shareholders; (ii) the adhesion by the holders of more than 51% (fifty one percent) of SADIA’s common shares, which will contribute such shares to the capital stock of HFF; and (iii) indication to PERDIGÃO, until the date of the Share Merger of HFF, of the group of SADIA Adhering Shareholders which will be obliged to acquire directly or indirectly, the shares issued by Concórdia Financeira.

The Association Agreement will be automatically terminated in the event that the conditions referred in the previous paragraph are not met within 15 (fifteen) days from May 19, 2009.

The Association will comprise:

(i)

the change of the denomination of PERDIGÃO to BRF and the merger of the shares issued by HFF into BRF, which could then  be followed by the merger of HFF into BRF;

(ii)

the corporate restructuring of BRF, SADIA and HFF; and

(iii)

the merger of the shares (incorporação de ações) issued by SADIA into BRF.

The merger of the shares issued by HFF into BRF will be subject to (i) the sale by SADIA, upon the approval by the competent corporate bodies of SADIA, of the totality of the shares issued by Concórdia Holding Financeira S.A., a company controlled by SADIA that, in turn, controls SADIA’s subsidiaries Banco Concórdia S.A. and Concórdia S.A. – Corretora de Valores Mobiliários, Câmbio e Commodities, to a holding company controlled by the current controlling shareholders of SADIA; (ii)

evidence, by HFF, that it is holder of more than 51% (fifty one percent) of the common shares issued by SADIA.

The share exchange ratio applicable to the shareholders of HFF in the merger of its shares into BRF will be 0,166247 common share of BRF for each common share of HFF. On the date of the merger, the capital stock of HFF will be divided into a number of shares equal to the number of SADIA’s issued common shares held by HFF.

In connection with the Association, the name of PERDIGÃO will be changed to BRF - Brasil Foods S.A. (“BRF”) and its headquarters shall be transferred to the city of Itajaí (Santa Catarina), Brazil.  The By-Laws of PERDIGÃO will also be amended to provide for: (i) 11 (eleven) directors as the maximum number of members of the Board of Directors of the company; and (ii) a co-chairman structure for the Board of Directors of the company. By the same corporate act, the shareholders will approve the election of three new members of the Board of Directors, appointed by the shareholders of HFF, one of whom will be the co-chairman of the Board of Directors of the company until the Ordinary Shareholders Meeting of BRF (Assembleia Geral Ordinária) to be held in 2011.

Simultaneously with the amendments to PERDIGÃO’s By-Laws, the By-Laws of SADIA will be amended in order to increase the maximum number of its Board of Directors to 12 (twelve) members. By the same corporate act, the shareholders will approve the creation of a co-chairman structure in the Board of Directors of the company and will approve the substitution of some of the current members of the Board of Directors, in order to assure that such body is composed by the same persons which will be elected for the Board of Directors of BRF, being one of them the Co-Chairman of the Board of Directors. The representative elected in separate by the holders of preferred shares on the Ordinary Shareholders Meeting held on April 27th 2009 shall remain in office.

Subsequently, there will be a merger of shares issued by SADIA into BRF, for which the applicable share exchange ratio will be 0,132998 common share of BRF for each common and preferred share of SADIA. This share exchange ratio will be confirmed by the Special Committees of each of the companies, convened in accordance with the provisions of CVM’s Parecer de Orientação No. 35/08. On the date of the share merger, the dissident shareholders owner of common shares of SADIA will have the right to withdraw from such company, as established by the law.

The shares of BRF will continue to be listed on the Novo Mercado of BM&F BOVESPA, and American Depositary Receipts (“ADRs”) representing such shares will continue to be traded on the New York Stock Exchange (“NYSE”). The ADRs of SADIA will be converted into ADRs of BRF on the Share Merger of SADIA into BRF, in the proportion equivalent to the merger of the preferred shares.

Simultaneously with the events mentioned above, BRF intends to carry out a public offering of common shares to raise funds in an estimated amount of R$4 Billion. BRF will use its best efforts to assure the priority in the allocation of the shares to all of PERDIGÃO/BRF’s shareholders and, if the Share Merger of SADIA into BRF had not been concluded, to all of SADIA’s shareholders. (in the latter event, up to the stake that they would have been allocated in BRF if the Share Merger of SADIA into BRF had already occurred).

The Association Agreement will be submitted for approval by the Brazilian Antitrust authorities (Administrative Council for Economic Defense - CADE; Secretariat of Economic Law - SDE; and Secretariat for Economic Monitoring -SEAE).

The implementation of the Association will also depend on the submission of the transaction to the Antitrust Authorities of other jurisdictions, to the extent required by applicable law, by virtue of the conduction of businesses by PERDIGÃO and SADIA.

Other information about the Association required by the CVM Regulation nº 319/99 will be disclosed by additional Material Fact Notices, which will be promptly published.

The documents related to the Association will be available to the shareholders of the Companies from the date of the publication of the call notice of the above mentioned Shareholders Meetings, at the addresses indicated bellow, from 9:00 a.m. through 5:00 p.m., upon the presentation of a document providing evidence of the ownership of shares issued up to 2 (two) days before the date thereof. Further information may be obtained via telephone from Edina Biava (55-11) 3718-5465/5301/5306 or via telephone from José Luis Magalhães Salazar (55-11) 2113-3552.

Addresses:

(i)

PERDIGÃO’s Shareholders

Av. Escola Politécnica, 760

São Paulo, SP.

(ii)

SADIA’s Shareholders

Rua Senador Atílio Fontana, 86

Concórdia, SC.

São Paulo, May 19, 2009.

Nildemar Secches Chairman of the Board of Directors PERDIGÃO S A	Luiz Fernando Furlan Chairman of the Board of Directors SADIA S.A
Jose Antonio do Prado Fay CEO (Chief Executive Officer) PERDIGÃO S.A	Gilberto Tomazoni CEO (Chief Executive Officer) SADIA S.A
Leopoldo Viriato Saboya CFO (Chief Financial Officer and Relations Officer) PERDIGÃO S.A	José Luiz Magalhães Salazar CFO (Chief Financial Officer and Investor Investor Relations Officer) SADIA S.A

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the

Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.